Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

Date: December 17, 2020

WM Holding Company/ Silver Spike

Employee FAQ on Weedmaps Intranet

General / Transaction Questions

●	What exactly did we announce last week?

o   We announced that WM Holding Company, LLC (“WMH”), the parent company of Ghost Management Group, LLC (“GMG,” which we all know as Weedmaps), has entered into a definitive agreement for a merger with Silver Spike Acquisition Corp. (“Silver Spike” or “SSPK”), a publicly traded special purpose acquisition corporation (“SPAC”) on the NASDAQ (the “merger” or “business combination”).

o   We also announced that several high-quality investment funds have agreed to invest $325 million in the transaction pursuant to a private investment to take place simultaneously with the business combination.

o   At the close of this transaction, WMH will become a subsidiary of SSPK and GMG will continue to carry on the business operations of the combined entity. We expect to commence a registration and review process with the Securities and Exchange Commission (the “SEC”) in the coming days and for the transaction to close after that is complete.

o   While we announced the transaction publicly last week, it will likely not close until Q2 of next year.

●	Why is WMH going public now?

o   Going public is an efficient way to access capital for our business and is a logical step in the evolution of our company.

o   Accessing the public capital markets will allow us to accelerate our growth organically and through acquisitions that support our long-term strategy as the leading two-sided marketplace and a leading SaaS provider to the cannabis industry.

●	What is a SPAC?

o   A SPAC is a “special purpose acquisition company” also sometimes referred to as a “blank check” company.

o   A SPAC raises a pool of capital in an IPO and then searches for a company to “take public” by investing the proceeds from the IPO into that company via a combination.

o   Because SSPK is a SPAC and is already publicly listed and subject to regulatory approvals, SSPK will continue as the publicly traded company and WMH will be a subsidiary of SSPK following the closing.

●	What does a “merger” with a SPAC mean?

o   WMH will merge with a subsidiary of SSPK, with WMH surviving the merger, after which GMG will continue to operate Weedmaps and our other products and services, which will be the sole business of SSPK. Once the transaction is completed, current holders of WMH equity will have access to liquidity through SSPK, since it is a company that is publicly traded on the NASDAQ.

●	Why go the SPAC route? Why not a regular IPO?

o   As Arden mentioned in his message to the team last week, the SPAC process offers some flexibility and advantages that are not available in a traditional IPO, like:

▪	Provides us with a more controlled entry to the public market;

▪	Allows us more time to speak with investors to tell our story;

▪	Allows us to curate our stockholder base more effectively; and

▪	Provides us with the ability to talk about future performance in a way that you are unable to do in a traditional IPO.

o   This process is similar to a traditional IPO in that at the close of this transaction, WMH will become a subsidiary of a publicly traded company on the NASDAQ, with increased growth capital.

●	Does this mean we are a public company now?

o   The announcement of the merger with SSPK does not make us a public company, nor does it guarantee that we will close the business combination – simply put, we have signed an agreement to move forward with the process. However, it is important to note that SSPK is a public company, and WMH employees should not trade in the securities of SSPK, because securities of SSPK will now trade based on the market’s perception of WMH.

o   We also ask that you refrain from sharing any information about WMH that is non-public and that might be deemed “material” with respect to Silver Spike or WMH. “Materiality” is a vague concept under the securities laws, but material information is generally information that might impact a reasonable investor’s investment decision with respect to a security. Information about projections, results, valuation, WMH as an investment, and business or market developments are particularly sensitive. When in doubt, it is best to exercise caution. In particular, you should avoid making statements in social media or other public forums. If you have any questions, please contact equityquestions@weedmaps.com.

o   If you currently hold any securities of SSPK, please reach out to equityquestions@weedmaps.com.

●	What happens in the window between announcing the merger and officially becoming a public company?

o   We must complete the SEC review and additional administrative and company governance actions to complete this process.

●	When will the transaction close?

o   We are just beginning the process of moving forward with the business combination, but we plan to complete the process in Q2 of 2021.

o   There is still a lot of work ahead for us: we must complete the SEC review process and secure shareholder approval for the transaction, among other things.

●	What is the PIPE?

o   In a PIPE (private investment in public equity) transaction, the SPAC and company together identify an investor or group of investors to provide additional capital via a private placement of SSPK’s shares.

o   The announced transaction includes a PIPE with $325 million committed from several high-quality public company investment firms.

●	Who are the investors in the PIPE?

o   The PIPE includes commitments from investors including Silver Spike Capital, a fund managed by the management team from SSPK, and several new institutional investors including funds managed by AFV Partners, the Federated Hermes Kaufmann Funds, and Senvest Management LLC, among others.

●	What is the SEC?

o   The SEC is an agency of the US Government with the mission of protecting investors, maintaining fair, orderly and efficient markets, and facilitating capital formation.

Employee Impact / Communications Questions

●	How will this impact me? My role?

o   It is business as usual. We do not expect this to impact your day to day work or priorities. Please keep doing what you are doing and remain focused on our customers, product plans, and company goals.

●	What is going to change?

o   It is business as usual. We will continue to operate the business with the same goals in mind. There are certain policies and procedures that we all must adhere to as a public company, and you will be receiving information and training on them when the time comes.

●	Will our employee benefits stay the same?

o   We do not expect any change in employee benefits. The benefits you just selected in open enrollment will continue on after the business combination.

●	Will our salaries stay the same?

o   We do not expect any changes to salaries as a result of the business combination. We’ll plan to continue paying market-competitive compensation and trying to find ways to incentivize employees and reward excellent performance.

●	What can or can’t I tell my friends/family if they are interested in buying WMH stock when available?

o   You may get questions from investors, business partners, even family and friends. If that happens, it is critical that our sales and performance and any future plans are kept strictly confidential.

o   It is very important that everyone refrain from making any comments about our financial performance, the merger, or future plans to anyone outside of the company.

o   Company communications must remain internal and are not to be shared with anyone outside of WMH – this includes sharing information or statements about the merger (including any of the info we share with you about it, such as this FAQ) publicly, including all communication channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

o   If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned business combination, please direct them to Travis Rexroad (trexroad@weedmaps.com).

o   This is very important, and we ask for everyone’s help in protecting our information as failing to do so may impact the transaction.

●	Can I buy/sell/trade SSPK stock?

o   In short, no. Please don’t trade SSPK stock or any related products like options, futures, or other derivatives.

o   If you currently hold any securities of SSPK, please reach out to equityquestions@weedmaps.com.

o   We’re working on some additional policies and guidelines that’ll help keep you out of trouble on this front. Those will be coming between now and closing. But for now, please continue to live by the rule that we provided last week: don’t trade SSPK stock.

●	What can I post on social media about this?

o   Please do not make any posts on social media about the merger other than sharing the transaction announcement. Please refrain from adding additional commentary.

o   It is very important that everyone refrain from making any comments about our financial performance, the merger, or future plans with anyone outside of the company.

o   Company communications must remain internal and are not to be shared with anyone outside of WMH – this includes sharing information or statements about the business combination publicly, including all social channels such as e-mail, Twitter, Facebook, LinkedIn, etc.

o   We’ll be providing some additional guidelines on social media usage before closing. Stay tuned.

New Public Company Questions

●	Will there be executive staff changes?

o   No. We’re not planning to make any changes to the leadership team, or the WMH team overall, as a result of this transaction. SSPK will not be active in the management of WMH; however, they will have representation on the board of directors for the combined company.

●	Who will be on the board?

o   We expect that the board will consist of seven directors and will be consistent with SEC and NASDAQ listing rules on board composition. We’re working on finding some additive, high quality, innovative, and diverse industry leaders to add to our board. We’ll give you more details about the members of our public company board once we have those details ironed out.

●	Will this transaction cause layoffs/create jobs?

o   This transaction is about supporting the long-term growth of Weedmaps. We’ll need to continue to grow our team to support our ambitious goals, and the money we receive from this transaction will help us continue to grow our team with top-tier talent.

●	Does this impact anything in the near-term regarding contracts and partnerships that we have?

o   No. If you manage relationships with vendors, customers, or partners, you may get questions. Please don’t disclose any details about the transaction, whether you read them here, in the news, or heard about them from other Weedmappers. Instead, please refer any inquiries to Travis Rexroad.

o   However, please note that entering into new contracts, or renewing existing ones, between now and the closing of the merger may be subject to additional restrictions, and may require additional approvals as a result of the transaction. In order to help keep things running smoothly, please reach out to WM Legal as early as possible if you think you’ll need to enter into any new contracts or renew existing ones to provide enough runway to get the deal done on time.

●	What type of financial information and other info will we have to share once we go public?

o   In addition to sharing with the world our exciting news, new products, and other developments as we usually do, public companies must keep their shareholders informed on a regular basis by filing periodic reports with the SEC. This includes quarterly and annual reports on the company’s financial statements and business results and other material information important for public investors to know.

●	Any major strategic changes?

o   No, no changes in our strategic direction. We’ll just expect to deploy additional capital to accelerate our growth plans and strategic initiatives.

o   Our growth strategy remains the same:

▪	Growing both our B2C and B2B businesses

▪	Expanding our existing markets and entering new markets as regulations pass, both domestically and internationally

▪	Driving adoption of our Business-in-a-Box software solution and growing the GMV across our surfaces

▪	Pursue strategic acquisitions to pursue our growth strategies

●	Are we starting to do things differently?

o   No, we don’t expect this transaction to impact our current operations, other than ensuring that we’re adhering to certain new policies and procedures that will be necessary to operate as a public company. We’ll provide you more information and training on them when the time comes.

●	Are we looking to sell Weedmaps?

o   No. In fact, the capital we receive from this transaction gives us even more ability to continue to operate WMH as a stand-alone company and continue to be a dominant technology provider to the cannabis industry.

●	Will the SPAC announcement impact 2021 planning and objectives?

o   No, we don’t expect any changes to our 2021 business objectives.

●	What if I have additional questions? Where can I get more information?

o   On our website,www.weedmaps.com/investors, you will see some information that was posted last week, including a copy of the press release, our company presentation and a recording of the presentation with Chris and Arden.

o   In the presentation, you’ll find some information about the transaction and more about the company.

Impact to Customers and Prospects

●	What are the benefits to our customers?

o   Through this transaction, WMH will have additional capital to enhance our products to better serve our customer’s needs. The cash we receive from the transaction will provide us increased flexibility to continue growing our marketplace and expanding the functionality of our SaaS solutions.

●	What are risks to our customers?

o   We don’t see any risks for our customers.

●	What would the customer want?

o   We believe our customers want a partner who is financially strong because that gives them confidence that we’ll continue to invest in the services that they use to make them ever better and more effective in helping our customers achieve their business goals. This is particularly important with WM Business because the idea behind the “Business-in-a-Box” software is to create an operating system for customers to run their business on, and they want to know that we’re a strong partner who can provide and support these business-critical services well into the future. As a result, we’re confident that this transaction only makes us a stronger and more reliable partner for our customers.

●	What does this mean to our prospective customers?

o   First, the additional capital we receive from the transaction gives us the ability to increase our marketing and customer acquisition efforts to reach and attract more customers. Second, we think that just like our current customers, our future customers want a strong partner that is committed to serving them and providing great products that help them operate and grow their businesses. Completion of this transaction only makes us even stronger financially and our commitment to serving customers continues unwaveringly.

WM Equity Questions

●	I don’t currently have equity in Weedmaps. Will I be offered any as a result of the transaction?

o No, not exactly. We do not anticipate granting additional Class B Units in WMH, which are the kind of equity we’ve historically provided to employees who have grants, prior to closing of the transaction. However, in connection with the transaction, SSPK will request stockholder approval of a new equity incentive plan and an employee stock purchase plan. These plans are intended to give our employees the opportunity to participate in the future growth of the company. The equity incentive plan will allow us to grant equity awards (such as stock options and restricted stock unit awards) to eligible employees to incentivize performance, and the employee stock purchase plan will provide employees with an opportunity to purchase additional shares at a discounted price. We expect these plans to serve as the public company’s go-forward equity incentive plans for employees, and we anticipate granting all new equity awards under the equity incentive plan. However, the types of awards and terms of such awards have not yet been determined, and all awards will require approval of the public company’s board of directors. We’ll be able to provide more details as we get closer to the closing of the merger.

●	What will happen to my equity as a result of the transaction?

o   This is a bit complicated, so please feel free to reach out to equityquestions@weedmaps.com if you have questions. But the key thing to note is that prior to the closing of the transaction, we’ll perform a reverse split of WMH equity interests and will cash out most of the vested Class B Units held by our employees who have equity. The WM Legal team will be reaching out to employees who hold equity with more information on how this will work and what to expect for your particular situation.

These FAQs are provided for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC and Silver Spike Acquisition Corp. and related transactions and for no other purpose.

Forward Looking Statements

The information in these FAQs includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WMH’s go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this FAQ, and on the current expectations of WMH’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WMH; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WMH’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WMH’s ability to manage future growth; WMH’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WMH’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WMH’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WMH’s expectations, plans or forecasts of future events and views as of the date of these FAQs. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WMH’s assessments as of any date subsequent to the date of these FAQs. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike will mail a definitive Extension Proxy Statement to its shareholders as of the record date established for voting on the proposed extension. Silver Spike filed with the SEC a preliminary proxy statement, dated December 10, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, the preliminary Extension Proxy Statement and, once available, the definitive Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in Silver Spike’s Extension Proxy Statement and also will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

These FAQs do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.